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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DRIVER-HARRIS COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

262093206

(Cusip Number)

G. Thomas Stromberg
Heller Ehrman White & McAuliffe LLP
601 South Figueroa Street, 40th Floor
Los Angeles, CA 90017-5758
(213) 689-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 262093206

1.	Name of Reporting Person: DRH Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 60,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 60,400

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person (See Instructions): OO; Limited Liability Company

CUSIP No. 262093206

1.	Name of Reporting Person: DRH Equity Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 85,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 85,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): OO; Limited Liability Company

CUSIP No. 262093206

Explanatory Note:

The Reporting Persons are filing this Report on Schedule 13D jointly in connection with a Note and Asset Purchase Agreement dated February 12, 2003 (the “Purchase Agreement”) by and between DRH Investments, LLC, a Delaware limited liability company (“DRH”), and Pension Benefit Guaranty Corporation (“PBGC”), pursuant to which DRH purchased and PBGC sold (i) the promissory note dated December 22, 1993 (the “Note”) issued to PBGC by Driver-Harris Company, a New Jersey corporation (“Diver-Harris” or the “Issuer”), and any other obligations of the Issuer to PBGC, (ii) all rights and remedies under the Security Documents (as defined below) and other rights, claims, liens and encumbrances of any kind that PBGC had against or from the Issuer, (iii) all shares of Common Sock of the Issuer issued to PBGC, (iv) all shares of Common Stock of Issuer which the Issuer was obligated to issue to PBGC but had not issued to PBGC (which DRH believes to be approximately 30,400 shares of Common Stock of the Issuer as of the date hereof) and any rights to convert any debt or equity into common equity of Issuer (which, as of the date hereof and based on the trading price of Common Stock of Issuer, DRH believes to be a maximum of 38,000 shares of Common Stock of Issuer-— for additional information see footnote 1 to Item 5 below), (v) all documents, agreements and instruments evidencing any of the foregoing, and (vi) all rights of reimbursement, recovery or to receive any fees and/or expenses incurred by PBGC including, without limitation, legal fees and expenses. The “Security Documents” means the Modification as to Settlement Agreement and Collateral Documentation by and between Driver-Harris Company and PBGC dated as of April 12, 2001, as amended and modified (the “Modification Agreement”), and each other document, agreement and instrument required to be delivered from time to time in connection with the Note or the Modification Agreement. DRH Equity Investments, LLC (“DRH Equity”) acquired 71,900 of its shares of Common Stock of the Issuer through a contribution from its parent entity and 13,100 shares through open market purchases within the past 60 days (see Items 2 and 5(c) below).

Item 1. Security and Issuer.

     (a)  The name of the issuer is Driver-Harris Company.

     (b)  The address of the Issuer’s principal executive office is 200 Madison Avenue, Convent Station, New Jersey 07690.

     (c)  The title of the class of securities to which this statement relates is the common stock, par value $0.01, of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

     (a)  The Reporting Persons are DRH and DRH Equity. DRH is wholly owned by Harlingen Investment Company, Inc., a Delaware corporation (“Harlingen”). Harlingen is wholly owned by Randolph C. Read, a natural person (“Read”), who is also Harlingen’s sole director and officer. DRH Equity is wholly owned by ICMG Holdings, Inc., a Delaware corporation (“ICMG”). ICMG is wholly owned by Read who is also ICMG’s sole director and officer. A copy of the Joint Filing Agreement between the Reporting Persons is set forth on Exhibit A hereto.

     (b)  The business address of Read and each Reporting Person is Post Office Box 49-455, Los Angeles, California 90049.

CUSIP No. 262093206

     (c)  The principal business of DRH is to facilitate the transactions contemplated by the Purchase Agreement and to hold investments in the Issuer. The principal business of DRH Equity is to hold investments in the Issuer. Read is a private investor.

     (d)  Neither Read nor any of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e)  Neither Read nor any of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Read is a citizen of the United States of America. DRH Equity is a Delaware limited liability company and DRH is a Delaware limited liability company.

Item 3. Source and Amount of Funds and Other Consideration.

     DRH consummated the transactions under the Purchase Agreement through borrowings from an affiliate of the sole stockholder of its sole member. As described in the explanatory note above, the assets purchased under the Purchase Agreement (the “Assets”) included assets other than the right to receive shares of Common Stock of the Issuer. Accordingly, DRH is not currently able to determine the amount of funds paid in acquiring the Common Stock.

     DRH Equity acquired 71,900 of its shares of Common Stock of the Issuer through a contribution of shares from its parent entity and 13,100 shares through open market purchases within the past 60 days (see Items 2 and 5(c) below).

Item 4. Purpose of Transaction.

     On February 12, 2003, DRH entered into the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, DRH purchased and PBGC sold (i) the Note and any other obligations of the Issuer to PBGC, (ii) all rights and remedies under the Security Documents (as defined above) and other rights, claims, liens and encumbrances of any kind that PBGC had against or from the Issuer, (iii) all shares of Common Sock of the Issuer issued to PBGC, (iv) all shares of Common Stock of Issuer which the Issuer was obligated to issue to PBGC but had not issued to PBGC (which DRH believes to be approximately 30,400 shares of Common Stock of the Issuer as of the date hereof) and any rights to convert any debt or equity into common equity of Issuer (which, as of the date hereof and based on the trading price of Common Stock of Issuer, DRH believes to equal a maximum of 38,000 share of Common Stock of Issuer), (v) all documents, agreements and instruments evidencing any of the foregoing, and (vi) all rights of reimbursement, recovery or to receive any fees and/or expenses incurred by PBGC including, without limitation, legal fees and expenses.

     As disclosed previously by the Company in its quarterly report on Form 10-Q for the quarter ended September 30, 2002, the PBGC had notified the Company that the PBGC considered the Company to be in default under the Note. Pursuant to the terms of the Note and the Security Documents, the holder of the Note has, upon an event of default, the right to (i) declare the entire unpaid principal amount of the Note and all accrued

CUSIP No. 262093206

interest thereon immediately due and payable and/or (ii) sue at law or in equity to protect and enforce its rights under the Note and the Security Documents.

     The Reporting Persons are currently evaluating possible courses of action with respect to their investment in the Company including, without limitation, DRH’s rights under the Note and the Security Documents. The Reporting Persons will consider the feasibility and advisability of various alternative courses of action including, without limitation, (i) holding their shares of Common Stock as passive investors or as active investors (whether or not as a member of a group with other beneficial owners of the Common Stock or otherwise), (ii) forming a group with other beneficial owners of Common Stock, (iii) acquiring beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iv) acquiring control of the Company through such acquisition of beneficial ownership of additional shares of Common Stock, or through voting agreement(s) governing the Common Stock, (v) acquiring all or substantially all of the outstanding shares of the Common Stock, (vi) engaging in an extraordinary corporate transaction, including a possible merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (vii) making changes to the present Board of Directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the Board, (viii) making a material change in the present capitalization or dividend policy of the Company, (ix) making other material changes in the Company’s business or corporate structure, (x) making changes to acquisition or control of the Company by any other person, (xi) disposing of all or part of their holdings of Common Stock or the Assets, (xii) entering into strategic alliances with the Company to cross-market or cross-promote the entities, (xiii) taking other actions which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4, or (xiv) changing their intention with respect to any or all of the matters referred to in this Item 4, (xv) pursuing strategic operating relationships with the Company, (xvi) exercising their rights under the Note and the Security Documents, (xvii) engaging in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (xviii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (xix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     In addition, the Reporting Persons note that, because they believe that the Company is in default of its obligations under the Note and the Security Documents, DRH is entitled to exercise certain rights under the Note and the Security Documents including the right to (i) declare the entire unpaid principal amount of the Note and all accrued interest thereon immediately due and payable and/or (ii) sue at law or in equity to protect and enforce its rights under the Note and the Security Documents. Representatives of the Reporting Persons intend to contact the Company and discuss with the Company’s management matters relating to their investment in the Company and acquisition of the Note and Security Documents.

     While the Reporting Persons have not currently formulated any definitive plans or proposals or made any decisions about the courses of action that they may take, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action available to them and reserve the right to take such actions as deemed appropriate or advisable to them.

CUSIP No. 262093206

Item 5. Interest in Securities of the Issuer.

     (a)  and (b) The following table provides information as to the number of shares of Common Stock as to which each Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

			Sole Power to Dispose
Name	Sole Power to Vote		or Direct Disposition

DRH Investments, LLC	60,400	[1]	60,400 [1]
DRH Equity Investments, LLC	85,000		85,000

     (c)  During the past 60 days DRH entered into the Purchase Agreement pursuant to which it acquired the Note (which is convertible in part into Common Stock at a price per share of the greater of (i) the average closing stock price of the Common Stock for the thirty days prior to the date of conversion and (ii) $4.50). In addition, during the past 60 days, DRH Equity has acquired the shares of Common Stock listed below:

Date of Acquisition	Number of Shares	Price Per Share

February 19, 2003	13,100	$0.22

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of the Purchase Agreement, DRH may under, certain circumstances, be required to pay PBGC a portion of the value of the Assets. To the best knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer,

1   Of 60,400 shares, 30,400 were to be issued by the Issuer pursuant to the terms of the Modification Agreement and the remaining 30,000 are issuable upon partial conversion of the Note. Pursuant to the terms of the Modification Agreement, Driver Harris is not obligated to issue more than 10,000 shares per month upon partial conversion of the Note. Accordingly, while there are a maximum of 38,000 shares issuable upon partial conversion of the Note, only 30,000 shares of Common Stock (the number of shares issuable within 60 days) are included in the table.

CUSIP No. 262093206

finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7. Material to be filed as Exhibits.

     Exhibit A                      Joint Filing Agreement

CUSIP No. 262093206

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Report on Schedule 13D is true, complete and correct.

Dated: February 21, 2003
DRH INVESTMENTS, LLC

	By:	/s/ Randolph C. Read

	Name: Title:	Randolph C. Read Manager

DRH EQUITY INVESTMENTS, LLC

	By:	/s/ Randolph C. Read

	Name: Title:	Randolph C. Read Manager

CUSIP No. 262093206

EXHIBIT INDEX

     Exhibit A                      Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule 13D (including amendments thereto) with respect to the common stock of Driver-Harris Company and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     The undersigned have caused this agreement to be executed on their behalf this 21st day of February, 2003.

DRH INVESTMENTS, LLC

By:	/s/ Randolph C. Read

Name: Title:	Randolph C. Read Manager

DRH EQUITY INVESTMENTS, LLC

By:	/s/ Randolph C. Read

Name: Title:	Randolph C. Read Manager